UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AMERICAN REALTY CAPITAL
HEALTHCARE TRUST III, INC.

(Name of the Issuer)

American Realty Capital Healthcare Trust III, Inc.

American Realty Capital Healthcare Trust III Operating Partnership, L.P.

ARHC TRS Holdco III, LLC

Healthcare Trust, Inc.

Healthcare Trust Operating Partnership, L.P.

ARHC TRS Holdco II, LLC

(Name of Person(s) Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

02918H109

(CUSIP Number of Class of Securities)

William E. Carlson, Esq.	Kevin J. Lavin, Esq.
Shapiro Sher Guinot & Sandler, P.A.	Arnold & Porter Kaye Scholer LLP
250 West Pratt Street, Suite 2000	601 Massachusetts Avenue NW
Baltimore, Maryland 21201	Washington, DC 20001
(410) 385-0202	(202) 942-5000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR §§240.14a-1 to 240.14b-2), Regulation 14C (17 CFR §§240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 2 (this “Final Amendment”) to this Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) American Realty Capital Healthcare Trust III, Inc., a Maryland corporation and the issuer of the common stock that is the subject of the Rule 13e-3 transaction (the “Company”); (b) American Realty Capital Healthcare Trust III Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of the Company (the “HT III OP”); (c) ARHC TRS Holdco III, LLC, a Delaware limited liability company and a subsidiary of HT III OP (“HT III Holdco”); (d) Healthcare Trust, Inc., a Maryland corporation (“HTI”); (e) Healthcare Trust Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of HTI (the “HTI OP”); and (f) ARHC TRS Holdco II, LLC, a Delaware limited liability company and a subsidiary of HTI OP (“HTI Holdco”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information

(c) Other Material Information.

The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On December 21, 2017, the Company held its 2017 annual meeting of stockholders (the “Annual Meeting”). At the Annual Meeting, among other things, the Company’s stockholders voted on and approved: (i) the sale, pursuant to a purchase agreement, dated as of June 16, 2017 (the “Purchase Agreement”), of all of the membership interests in the Company’s indirect subsidiaries that own the 19 properties comprising substantially all of the Company’s assets by the Company, the HT III OP and the HT III Holdco to HTI, the HTI OP and HTI Holdco (together with the other transactions contemplated by the Purchase Agreement, the “Asset Sale”); and (ii) the Company’s plan of liquidation and dissolution (the “Plan of Liquidation”).

On December 21, 2017, immediately following the Annual Meeting and subject to the closing of the Asset Sale, the independent directors on the Company’s board of directors unanimously approved an initial liquidating distribution (the “Initial Liquidating Distribution”) pursuant to the Plan of Liquidation of $15.75 per share of the Company’s common stock.

On December 22, 2017, the Asset Sale was completed and HTI paid the Company $108.4 million, representing the purchase price under the Purchase Agreement of $120.0 million, less (i) $0.7 million, reflecting prorations and closing adjustments pursuant to the Purchase Agreement, (ii) $4.9 million, reflecting the outstanding principal amount of the loan secured by the Company’s Philip Center property assumed by HTI at the closing in accordance with the Purchase Agreement, and (iii) $6.0 million deposited by HTI into an escrow account in accordance with the Purchase Agreement. This escrow amount, less any amounts paid or reserved for pending or unsatisfied indemnification claims that HTI may make pursuant to the Purchase Agreement, will be released to the Company in installments over a period of 14 months following the closing. In addition, the Company incurred $1.3 million in closing and other transaction costs.

On December 22, 2017, HTI borrowed approximately $45.0 million of loans (the “Advance”) under its senior secured credit facility with KeyBank National Association, as administrative agent and the other lenders thereto (as amended from time to time, the “Revolving Credit Facility”). Concurrently with the incurrence of the Advance, HTI added 15 properties, including 14 of the 19 properties purchased in the Asset Sale, to the pool of eligible unencumbered real estate assets comprising the borrowing base under the Revolving Credit Facility, thereby increasing the borrowing capacity thereunder from $241.0 million to $298.6 million. The Advance was used to fund a portion of the amount required to complete the purchase in the Asset Sale. Giving effect to the Advance, as of December 22, 2017, approximately $274.7 million was outstanding under the Revolving Credit Facility and the unused borrowing capacity thereunder was $23.9 million.

Pursuant to the Plan of Liquidation, which became effective at the closing of the Asset Sale, the Company will be required to pay or provide for its liabilities and expenses, distribute the remaining proceeds of the liquidation of the Company’s assets to its stockholders, wind up the Company’s operations, and dissolve. The Initial Liquidating Distribution, which represents a portion of the proceeds from the Asset Sale, will be paid on January 5, 2018 to stockholders of record at the close of business on December 22, 2017.

Item 16. Exhibits

Item 16 is hereby amended and restated to read in its entirety as follows:

(a)(1)	The definitive proxy statement of the Company (incorporated by reference to the definitive proxy statement of the Company filed with the SEC on October 23, 2017) (File No. 000-55625).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the proxy statement)

(a)(3)	Letter to the Company’s Stockholders (incorporated herein by reference to the proxy statement)

(a)(4)	Notice of Annual Meeting of Stockholders (incorporated herein by reference to the proxy statement)

(a)(5)	Press Release of the Company, dated June 19, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report filed on Form 8-K with the SEC on June 19, 2017)

(a)(6)	Press Release of HTI, dated June 19, 2017 (incorporated herein by reference to Exhibit 99.1 to HTI’s Current Report filed on Form 8-K with the SEC on June 19, 2017)

(a)(7)	Letter to the Company’s Stockholders (incorporated herein by reference to the Company’s definitive additional material filed with the SEC on July 27, 2017)

(a)(8)	Notice to Financial Advisors of Letter to the Company’s Stockholders (incorporated herein by reference to the Company’s definitive additional material filed with the SEC on July 27, 2017)

(a)(9)	Letter to the Company’s Stockholders (incorporated herein by reference to the Company’s definitive additional material filed with the SEC on October 25, 2017)

(a)(10)	Notice to Financial Advisors of Proxy and Solicitation Materials to be Provided to the Company’s Stockholders (incorporated herein by reference to the Company’s definitive additional material filed with the SEC on October 27, 2017)

(a)(11)	Presentation and the Script that Accompanied Webinar Hosted by the Company’s Representatives on October 31, 2017 (incorporated herein by reference to the Company’s definitive additional material filed with the SEC on November 1, 2017)

(a)(12)	Letter to the Company’s Stockholders (incorporated herein by reference to the Company’s definitive additional material filed with the SEC on November 29, 2017)

(a)(13)	Press Release of the Company, dated December 26, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report filed on Form 8-K with the SEC on December 26, 2017)

(b)(1)	Senior Secured Revolving Credit Agreement, dated as of March 21, 2014 (incorporated by reference to Exhibit 10.23 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on May 15, 2014)

(b)(2)	Increase Letter, dated April 15, 2014 (incorporated by reference to Exhibit 10.24 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on August 7, 2014)

(b)(3)	First Amendment to Senior Secured Revolving Credit Agreement, dated September 18, 2014 (incorporated by reference to Exhibit 10.43 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on November 14, 2014)

(b)(4)	Second Amendment to Senior Secured Revolving Credit Agreement, dated as of June 26, 2015 (incorporated by reference to Exhibit 10.57 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on August 12, 2015)

(b)(5)	Increase Letter, dated July 31, 2015 (incorporated by reference to Exhibit 10.22 to HTI’s Annual Report filed on Form 10-K with the SEC on March 11, 2016)

(b)(6)	Third Amendment to Senior Secured Revolving Credit Agreement, dated as of February 17, 2016 (incorporated by reference to Exhibit 10.55 to HTI’s Annual Report filed on Form 10-K with the SEC on March 11, 2016)

(b)(7)	Fourth Amendment to Senior Secured Revolving Credit Agreement, dated as of October 20, 2016 (incorporated by reference to Exhibit 10.60 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on November 10, 2016)

(b)(8)	Fifth Amendment to Senior Secured Revolving Credit Agreement, dated as of February 24, 2017 (incorporated herein by reference to Exhibit 10.1 to HTI’s Current Report filed on Form 8-K with the SEC on March 2, 2017)

(b)(9)	Sixth Amendment to Senior Secured Revolving Credit Agreement, dated as of October 20, 2017 (incorporated herein by reference to Exhibit 10.1 to HTI’s Current Report filed on Form 8-K with the SEC on October 20, 2017)

(c)(1)	Opinion of SunTrust Robinson Humphrey, Inc., dated June 16, 2017 (incorporated herein by reference to Annex C of the proxy statement)

(c)(2)	Opinion of KeyBanc Capital Markets Inc., dated June 16, 2017 (incorporated herein by reference to Annex D of the proxy statement)

(c)(3)*†	Presentation of SunTrust Robinson Humphrey, Inc. prepared for the Special Committee of the Board of Directors of the Company, dated March 6, 2017

(c)(4)*†	Presentation of SunTrust Robinson Humphrey, Inc. prepared for the Special Committee of the Board of Directors of the Company, dated March 27, 2017

(c)(5)†	Preliminary Presentation of SunTrust Robinson Humphrey, Inc. prepared for the Special Committee of the Board of Directors of the Company, dated May 17, 2017

(c)(6)†	Presentation of SunTrust Robinson Humphrey, Inc. prepared for the Special Committee of the Board of Directors of the Company, dated June 15, 2017

(c)(7)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Board of Directors of HTI, dated July 8, 2016

(c)(8)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Board of Directors of HTI, dated March 2, 2017

(c)(9)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated March 7, 2017

(c)(10)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated March 13, 2017

(c)(11)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated March 23, 2017

(c)(12)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated March 30, 2017

(c)(13)†	Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated June 12, 2017

(d)(1)	None

(f)(1)	Certain Provisions of the MGCL (incorporated herein by reference to Annex E to the proxy statement)

(g)	None

* Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment and separately filed with the SEC.

† Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 26, 2017

American Realty Capital Healthcare Trust III, Inc.

	By:	/s/ Katie P. Kurtz
	Name:	Katie P. Kurtz
	Title:	Chief Financial Officer, Treasurer and Secretary

American Realty Capital Healthcare Trust III Operating Partnership, L.P.

By: American Realty Capital Healthcare Trust III, Inc., its sole general partner

By:	/s/ Katie P. Kurtz
Name:	Katie P. Kurtz
Title:	Chief Financial Officer, Treasurer and Secretary

ARHC TRS Holdco III, LLC

By: American Realty Capital Healthcare Trust III Operating Partnership, L.P., its sole member

By: American Realty Capital Healthcare Trust III, Inc., its sole general partner

By:	/s/ Katie P. Kurtz
Name:	Katie P. Kurtz
Title:	Chief Financial Officer, Treasurer and Secretary

Healthcare Trust, Inc.

By:	/s/ W. Todd Jensen
Name:	W. Todd Jensen
Title:	Chief Executive Officer and President

Healthcare Trust Operating Partnership, L.P.

By: Healthcare Trust, Inc., its sole general partner

By:	/s/ W. Todd Jensen
Name:	W. Todd Jensen
Title:	Chief Executive Officer and President

ARHC TRS Holdco II, LLC

By: Healthcare Trust Operating Partnership, L.P., its sole member

By: Healthcare Trust, Inc., its sole general partner

By:	/s/ W. Todd Jensen
Name:	W. Todd Jensen
Title:	Chief Executive Officer and President